UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934
Penford Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
707051108
(CUSIP Number of Class of Securities)
Paul Robinson
Senior Vice President, General Counsel and Corporate Secretary
SEACOR Holdings Inc.
P.O. Box 13038
2200 Eller Drive
Ft. Lauderdale, Florida 33316
(954) 523-2200
with a copy to:
David Zeltner, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 28, 2013
(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
SEACOR Holdings Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
—
(8) SHARED VOTING POWER 1,186,600
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,186,600
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.55%*
(14)	TYPE OF REPORTING PERSON CO: HC

* Based upon the net number of 12,430,053 shares of common stock of Penford Corporation (the "Issuer") stated to be outstanding as of July 5, 2013 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2013 filed by the Issuer on July 9, 2013 with the Securities and Exchange Commission (the "Form 10-Q").

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
F2 SEA Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
—
(8) SHARED VOTING POWER 1,186,600
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,186,600
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.55%*
(14)	TYPE OF REPORTING PERSON CO

* Based upon the net number of 12,430,053 shares of common stock of the Issuer stated to be outstanding as of July 5, 2013 by the Issuer in the Form 10-Q.

This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by SEACOR Holdings Inc., a Delaware corporation ("Holdings"), and F2 SEA Inc., a Delaware corporation and wholly owned subsidiary of SEACOR Holdings Inc. (collectively, the "Reporting Persons"), with the Securities and Exchange Commission (the "SEC") on July 3, 2013 (the "Schedule 13D"), and is being filed by the Reporting Persons with respect to the shares of common stock, par value $1.00 per share (the "Common Stock") of Penford Corporation, a Washington corporation (the "Issuer"). This Amendment supplements or amends the Schedule 13D as set forth herein.

Capitalized terms used herein and not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.        Purpose of Transaction

Item 4 is hereby supplemented as follows:

On August 28, 2013, the Board of Directors of the Issuer (the "Board") increased the size of the Board from ten to eleven directors and elected Evan Behrens, a Senior Vice President of Business Development and representative of Holdings, to serve as a member of the Board, effective immediately.

There was no arrangement or understanding between either of the Reporting Persons or Mr. Behrens, on the one hand, and any other person, on the other hand, pursuant to which Mr. Behrens was elected to the Board, and there are no related party transactions between Mr. Behrens and the Issuer.

Except as otherwise set forth in this Item 4, the Reporting Persons currently have no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Persons may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: August 29, 2013
SEACOR HOLDINGS INC.

By:  /s/ Paul L. Robinson
Name:    Paul L. Robinson

Title:	Senior Vice President, General Counsel and Corporate Secretary

F2 SEA INC.

By: /s/ Dick H. Fagerstal
Name:    Dick H. Fagerstal
Title:    President